Exhibit 99.6

CONSENT OF HONGMAN MA

AgiiPlus Inc. (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement in a Director Nominee.

Dated: September 16, 2022

/s/ Hongman Ma
Hongman Ma